EXHIBIT 12.2

TEXTRON INC.

INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended March 31, 2012
Fixed charges:
Interest expense*	$55
Estimated interest portion of rents	8

Total fixed charges	$63

Income:
Income from continuing operations before income taxes	$177
Fixed charges	63

Adjusted income	$240

Ratio of income to fixed charges	3.81

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.